UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number

000-29381

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K        ☐ Form 20-F        ☐ Form 11-K        ☒ Form 10-Q        ☐ Form 10-D        ☐ Form N-SAR       ☐ Form N-CSR

For the period Ended June 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ADVANCED CONTAINER TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

1620 Commerce St., Corona, CA 92878

Address of Principal Executive Office (Street and Number)

Corona, CA 92878

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The financial information to be contained in the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, cannot be analyzed and completed on a timely basis.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jeffory A. Carlson	(951)	381-2555
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Operating loss for the six months ended June 30, 2022, is expected to be $431,267, compared with $581,595 for the six months ended June 30, 2021, principally because of a decrease in revenues from sales of GrowPods, a decrease in cost of goods sold and in operating expenses. More specifically, revenues for the six months ended June 30, 2022, are expected to be $1,665,490, compared with $2,631,530 for the six months ended June 30, 2021; cost of goods sold for the six months ended June 30, 2022, are expected to be $1,140,100, compared with $2,041,869 for the six months ended June 30, 2021; and operating expenses for the six months ended June 30, 2022, are expected to be $956,657, compared with $1,171,256 for the six months ended June 30, 2021. Operating expenses were affected principally by increases in advertising and marketing, professional fees and general and administrative, the elimination of share-based compensation and a reduction in payroll expense.

Operating loss for the three months ended June 30, 2022, is expected to be $262,872, compared with $289,626, principally because of a decrease in revenues, an increase in cost of goods sold and a reduction in operating expenses. More specifically, revenues for the three months ended June 30, 2022, are expected to be $739,342, compared with $758,572 for the three months ended June 30, 2021; cost of goods sold for the three months ended June 30, 2022, are expected to be $532,135, compared with $491,828 for the three months ended June 30, 2021; and operating expenses for the three months ended June 30, 2022, are expected to be $469,989, compared with $556,370 for the three months ended June 30, 2021. Operating expenses were affected principally by increases in advertising and marketing and a reduction in payroll expense.

Figures for the three and six months ended June 30, 2022, are subject to revision.

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ADVANCED CONTAINER TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2022	By: /s/ Jeffory A. Carlson
Jeffory A. Carlson
Principal Accounting Officer

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